SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K



      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                             For the month of April


                           VAN DER MOOLEN HOLDING N.V.
                (Translation of Registrant 's name into English)


                                Keizersgracht 307
                                1016 ED Amsterdam
                                 The Netherlands
                                (+31) 20 535 6789
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                   Form 20-F _____X_____ Form 40-F ___________


        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-s(b)
                   under the Securities Exchange Act of 1934.)


                        Yes _____________ No____X_______



       (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)



                Schedule of Information Contained in this Report:

1. The English language press release of Van der Moolen Holding N.V. dated April
                        6, 2006 announcing 2005 dividend.

Van der Moolen Holding NV announces: 2005 dividend of EUR 0.13 per common share; Richard den Drijver appointed to the Executive Board; Re-election of Prof. dr. R.G.C. van den Brink and Mr. G.H. de Marez Oyens

    AMSTERDAM, Netherlands--(BUSINESS WIRE)--April 6, 2006--Van der Moolen Holding NV (NYSE:VDM)(AEX:VDMN) announces:

    --  2005 dividend of EUR 0.13 per common share

    --  Richard den Drijver appointed to the Executive Board

    --  Re-election of Prof. dr. R.G.C. van den Brink and Mr. G.H. de
        Marez Oyens

    --  Amendment of the Articles of Association approved

    Van der Moolen Holding NV announces that, its April 5, 2006 Annual General Meeting of Shareholders approved payment of a EUR 0.13 dividend on common shares. This dividend is payable in cash or, at the shareholder's discretion, in common stock. In the latter case, the value of the dividend received will be 2 - 5% less than the cash payment.
    At the same Meeting, Richard den Drijver was appointed as a managing director of the Company and will succeed Fred Bottcher as CEO as of May 1st 2006. Both Prof. dr. R.G.C. van den Brink and Mr. G.H. de Marez Oyens were re-elected by the Meeting to the Supervisory Board of Van der Moolen for a four year term.
    The Meeting furthermore approved the proposed amendment of the Company's Articles of Association.

    Erratum:

    In our press release dated April 5, 2006, we mistakenly stated that the 2006 annual dividend compensation for financing preferred shares B, based on the new established dividend percentage of 8.45%, would amount to approximately EUR 4.1 million. This amount should read EUR 3.5 million.
    For more information about Van der Moolen, please visit www.vandermoolen.com or contact Van der Moolen at +31 20 535 6789.
    Van der Moolen trades on the leading US and European equity, option and fixed income exchanges. The group trades in open outcry and electronic markets in several time zones. On the NYSE, Van der Moolen currently has a market share of nearly 11% of transaction volume for which it acts as specialist. Van der Moolen's traders worldwide execute an average of 100,000 trades a day. Turnover and price volatility are the most important factors influencing its results.
    Van der Moolen's shares are listed on Euronext Amsterdam (VDMN.AS). American Depositary Receipts (ADRs) representing Van der Moolen shares are listed on the NYSE (VDM).

    Disclaimer: This press release contains forward-looking statements within the meaning of, and which have been made pursuant to, the Private Securities Litigation Reform Act of 1995. All statements regarding our future financial condition, results of operations and business strategy, plans and objectives are forward-looking. Statements containing the words "anticipate," "believe," "intend," "estimate," "expect," "hope," and words of similar meaning are forward-looking. In particular, the following are forward-looking in nature: statements with regard to strategy and management objectives; pending or potential acquisitions; pending or potential litigation and government investigations, including litigation and investigations concerning specialist trading in the U.S.; future revenue sources; the effects of changes or prospective changes in the regulation or structure of the securities exchanges on which our subsidiaries operate; and trends in results, performance, achievements or conditions in the markets in which we operate. These forward-looking statements involve risks, uncertainties and other factors, some of which are beyond our control, which may cause our results, performance, achievements or conditions in the markets in which we operate to differ, possibly materially, from those expressed or implied in these forward-looking statements. We describe certain important factors to consider in connection with these forward-looking statements under "Key Information - Risk Factors" and elsewhere in our annual filing with the U.S. Securities and Exchange Commission on Form 20-F. We caution you not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this Report. We have no obligation to update these forward-looking statements.

    CONTACT: Van der Moolen
             Tel: +31 20 535 6789
             www.vandermoolen.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  VAN DER MOOLEN HOLDING N.V.

         Date: April 6, 2006      By: /s/ Friedrich M.J. Bottcher
                                      ---------------------------
                                  name:  Friedrich M.J. Bottcher
                                  title: Chairman of the Executive Board

                                  By: /s/ Leo J. Pruis
                                      ---------------------------
                                  name:  Leo J. Pruis
                                  title: Chief Financial Officer
                                         Member of the Executive Board

                                  By: /s/ Casper F. Rondeltap
                                      ----------------------------
                                  name:   Casper F. Rondeltap
                                  title:  Member of the Executive Board

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